DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act

DIVISION OF
CORPORATION FINANCE

February 8, 2006

06025716

Jeannine E. Zahn
Senior Counsel
Wells Fargo & Company
Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/8/2006

Re: Wells Fargo & Company
Incoming letter dated December 21, 2005

Dear Ms. Zahn:

This is in response to your letter dated December 21, 2005 concerning the shareholder proposal submitted to Wells Fargo by John M. Nape. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John M. Nape
102 El Dr
Taylor, PA 18517-1004

7297[illegible]

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Jeannine E. Zahn
612/667-8573
612/667-6082

December 21, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by John M. Nape

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company ("Wells Fargo") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Wells Fargo 2006 annual meeting of stockholders (collectively, the "2006 Proxy Materials"), in reliance on Rule 14a-8(e), a proposal (the "Proposal") submitted by John M. Nape (the "Proponent").

Wells Fargo hereby notifies the Securities and Exchange Commission (the "Commission") that it intends to omit the Proposal from its 2006 Proxy Materials pursuant to Rule14a-8(j) on the grounds that the Proposal was not submitted to Wells Fargo on a timely basis pursuant to Rule 14a-8(e)(2). We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Wells Fargo omits the Proposal from the 2006 Proxy Materials in reliance on Rule14a-8(e)(2) for the reasons stated herein.

Wells Fargo expects to file its definitive 2006 Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about March 17, 2006. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is submitting its reasons for omitting the Proposal more than 80 calendar days before filing its definitive 2006 Proxy Materials with the Commission.

Rule 14a-8(e)(2) provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Wells Fargo's 2005 proxy statement was dated and was released to stockholders on March 17, 2005, and the 120-day deadline for receipt of stockholder proposals for inclusion in Wells Fargo's 2006 Proxy Materials was November 17, 2005. The 2005 proxy statement contained the following information on page 66 regarding the submission of stockholder proposals for inclusion in Wells Fargo's proxy materials for its 2006 annual meeting:

Stockholder Proposals for the 2006 Annual Meeting

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the Company's annual meeting of stockholders in 2006 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must be received by the Company's President and Chief Executive Officer at 420 Montgomery Street, San Francisco, California 94104 or the Company's Senior Vice President and Secretary, Laurel A. Holschuh, MAC #N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479 no later than November 17, 2005.

The Proposal was submitted by the Proponent by U.S. Mail and is dated December 7, 2005. It was stamped "received" by Wells Fargo's Chairman and Chief Executive Officer on December 13, 2005. A copy of the Proposal, showing the date on which it was received by Wells Fargo is attached as Exhibit A.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. The deadline for receiving shareholder proposals is strictly interpreted, even when the proposal is received just one day after the required date. See, for example, *Walgreen Co.* (October 8, 2004); *Viacom, Inc.* (March 10, 2003); *Thomas Industries, Inc.* (January 15, 2003); and *Wendy's International, Inc.* (January 6, 2003). In this case, Wells Fargo received the Proposal 26 days after the November 17, 2005 deadline stated in its 2005 proxy statement.

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo omits the Proposal from the 2006 Proxy Materials in reliance on Rule 14a-8(e)(2).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Proponent of its intention to omit the Proposal from the 2006 Proxy Materials. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-8573.

Very truly yours,

Jeannine E. Zahn
Senior Counsel

cc: John M. Nape

Retail Credit
SAN FRANCISCO 4835 DEC 14 2005

John Nape
102 El Dr
Taylor, PA 18517-1004

EXHIBIT A

RECEIVED
DEC 13 2005
R. KOVACEVICH

102 El Drive
Taylor, Pennsylvania 18517-1004
December 7, 2005

Mr. Richard M. Kovacevich, Chairman and Chief Executive Officer
Wells Fargo and Company
420 Montgomery Street
San Francisco, California 94163

Dear Mr. Kovacevich:

It was with great disappointment that I read in the Wall Street Journal today that Wells Fargo, our corporation, dispenses funds for the promotion of homosexuality and lesbianism.

I would like to submit the following question for a corporate vote. Would you please give the question to the person responsible for including it on the next corporate ballot for shareholders.

"Do you want corporate monies to be used in any way for the encouragement or promotion of homosexual and/or lesbian behavior?"

Yours truly,
John M. Nape (1,500 shares)
(570) 562-0723

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 21, 2005

The proposal relates to the use of corporate monies.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(e)(2) because Wells Fargo received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser